Exhibit 99.2

GLOBALFOUNDRIES INC. 400 STONEBREAK ROAD EXT. MALTA, NY 12020 Your Vote Counts! GLOBALFOUNDRIES INC. 2022 Annual General Meeting Vote by July 24, 2022 11:59 PM ET You invested in GLOBALFOUNDRIES INC. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on July 25, 2022. Get informed before you vote View the Notice, Proxy Statement and Annual Report on Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 11, 2022. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Smartphone users Vote Virtually at the Meeting* Point your camera here and July 25, 2022 vote without entering a 8:00 AM, Eastern Time control number Virtually at: www.virtualshareholdermeeting.com/GFS2022 *Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Voting Items Board Recommends 1. Election of Directors Nominees: 01) Dr. Thomas Caul?eld 02) Ahmed Saeed Al Calily For 03) Tim Breen 04) Glenda Dorchak 2. Ratification of KPMG LLC as the Company’s independent public accounting firm for the Company’s fiscal year ending For December 31, 2022.